Exhibit 99.1

Chindata Group Entered into a Transition Agreement with Mr. Jing Ju

BEIJING, January 11, 2022 -- Chindata Group Holdings Limited (“Chindata Group” or the “Company”) (Nasdaq: CD), a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, today announced it entered into a transition agreement with Mr. Jing Ju, Abiding Joy Limited, a special purpose vehicle beneficially owned by Mr. Jing Ju, and certain other parties (the “Transition Agreement”) in connection with, among others, Mr. Ju’s new position in the Company following his recent departure as the Chief Executive Officer of the Company.

Transition Agreement

1.

Positions:  Effective from the date of the Transition Agreement, Mr. Ju will act as the non-executive vice chairman and a member of the strategy committee of the board of directors of the Company for a period of time of no more than eighteen months from the date of the Transition Agreement, unless otherwise extended by the Company and Mr. Ju. The above limitation on tenure does not apply to Mr. Ju's position as a director of the Company.

2.

Non-Competition and Non-Solicitation:  Mr. Ju and his affiliates will continue to be bound by certain customary non-competition and non-solicitation obligations in favor of the Company as agreed between Mr. Ju, the Company, BCPE Stack Holdings Limited and BCPE Bridge Cayman Limited, during the period that Mr. Ju or any of his affiliates directly or indirectly owns any equity interest of the Company and nine months thereafter.

3.

Termination of Voting Proxy:  The proxy agreement between Abiding Joy Limited, Mr. Ju’s wholly-owned company and BCPE Stack ESOP Holdco Limited, dated September 22, 2020, pursuant to which Abiding Joy Limited was appointed as the proxy to vote any shares of the Company held by BCPE Stack ESOP Holdco Limited at any general meetings, will be terminated immediately.  Following such termination, Abiding Joy Limited will no longer have any voting power with respect to any shares of the Company held by BCPE Stack ESOP Holdco Limited.

4.

Share Conversion: Mr Ju will convert 4,958,769 Class B ordinary shares held by Abiding Joy Limited into Class A ordinary shares effective on the date of the Transition Agreement. In addition, subject to the vesting of Mr. Ju’s equity interest in BCPE Stack ESOP Holdco Limited, 8,057,824 Class B ordinary shares in the Company currently held by BCPE Stack ESOP Holdco Limited will be converted into Class A ordinary shares immediately prior to the transfer of such shares to Mr. Ju or Abiding Joy Limited (when such shares are to be so transferred following vesting thereof). Except for the aforesaid conversion, the status of the other Class B ordinary shares in the Company will remain unchanged, subject to the terms of the Fifth Amended and Restated Memorandum and Articles of Association of the Company and the Transition Agreement.

About Chindata Group

Chindata Group is a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets and a first mover in building next-generation hyperscale data centers in China, India and Southeast Asia markets, focusing on the whole life cycle of facility planning, investment, design, construction and operation of ecosystem infrastructure in the IT industry. Chindata Group provides its clients with business solutions in major countries and regions in Asia-Pacific emerging markets, including asset-heavy ecosystem chain services such as industrial bases, data centers, network and IT value-added services.

Chindata Group operates two sub-brands: "Chindata" and "Bridge Data Centres". Chindata operates hyper-density IT cluster infrastructure in the Greater Beijing Area, the Yangtze River Delta Area and the Greater Bay Area, the three key economic areas in China, and has become the engine of the regional digital economies. Bridge Data Centres, with its top international development and operation talents in the industry, owns fast deployable data center clusters in Malaysia and India, and seeks business opportunities in other Asia-Pacific emerging markets.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Chindata Group’s strategic and operational plans, contain forward-looking statements. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Chindata IR Team

ir@chindatagroup.com

Mr. Dongning Wang

Dongning.wang@chindatagroup.com